UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

IPASS INC.
(Name of Issuer)

Shares of Common Stock, $0.001 par value per share
(Title of Class of Securities)

46261V108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,166,862
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,166,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,166,862
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,166,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Opportunity Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,166,862
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,166,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Capital (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,166,862
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,166,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,166,862
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,166,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Neil Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,166,862
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,166,862
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,862
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108

The following constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the undersigned.  This Amendment No. 6 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented to add the following:

In connection with the Settlement Agreement described and defined in Item 4, Foxhill Master Fund withdrew its nomination of Messrs. Bassett, Traub and Galleberg for election as directors of the Issuer at the Annual Meeting.  As a result, Messrs. Bassett, Traub and Galleberg terminated their obligation to act in concert with the other Reporting Persons with respect to the Issuer, effective June 2, 2009.  Accordingly, Messrs. Bassett, Traub and Galleberg are no longer members of the Section 13(d) group and will cease to be Reporting Persons immediately after the filing of this statement.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer, to the extent required by applicable law.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended and supplemented to add the following:

On June 2, 2009, Foxhill Master Fund, Foxhill Opportunity, Foxhill Offshore, Foxhill GP, Foxhill Capital, and Mr. Weiner (collectively, “Foxhill”) and the Issuer entered into an agreement (the “Settlement Agreement”) to settle the proxy contest pertaining to the election of directors to the Board at the Annual Meeting.

Pursuant to the terms of the Settlement Agreement, the parties agreed to, among other things, the following:

•	The Board will, subject to certain limitations, return capital to the Issuer’s stockholders as follows:

o
the Board will seek stockholder approval, at a special meeting called for such purpose, of an amendment to the Issuer’s outstanding stock options and other equity awards, and related plans, such that the value of such stock options and other equity awards, in the good faith determination of the Board, will not be impaired by the declaration and payment of an extraordinary dividend or stock repurchase, the proxy statement for the stockholder vote with respect to such matters to be filed no later than July 15, 2009;

o
if the Issuer’s stockholders approve the amendments described above, then the Board will declare a dividend in an aggregate amount of approximately $20 million, such declaration to occur as soon as practicable following stockholder approval of the amendments described above;

o
following the payment of such dividend, the Board will use its commercially reasonable efforts to return an additional $20 million to the Issuer’s stockholders by the end of 2009, in a form, or combination of forms, to be determined at the discretion of the Board, to occur on or before such date as the Board, in its good faith determination, will enable the Issuer to return the additional $20 million to the Issuer’s stockholders before December 31, 2009; and

CUSIP NO. 46261V108

o
if the Board determines that the return of the additional $20 million will be in the form of a self tender offer, and such self tender offer is not fully subscribed, then the failure to deliver the full $20 million will not be a breach of the Settlement Agreement, and the Board will use the remaining portion of the $20 million for a stock buyback program or a cash dividend to be completed on or prior to December 31, 2010;

•
The Board will include, and recommend that the Issuer’s stockholders vote in favor of, the declassification proposal in the Issuer’s revised definitive proxy statement for the Annual Meeting.  Foxhill strongly supports and will vote in favor of the declassification proposal;

•
Mr. Traub, as the initial Foxhill designee, will be appointed to the Board, effective June 3, 2009, to fill a vacancy existing on the Board, and will be appointed to the class of directors the term of which expires at the Annual Meeting.  Mr. Traub will be appointed to the Corporate Governance and Nominating Committee and Compensation Committee of the Board. Mr. Traub will be nominated by the Board for election at the Annual Meeting to the class of directors the term of which expires at the 2012 annual meeting of stockholders;

•
For so long as Foxhill continues to own not less than 5% of outstanding shares of the Common Stock, if the Foxhill designee is unwilling or unable to continue to serve on the Board and a vacancy results, the Board will, consistent with its fiduciary duties and provided certain conditions are met, appoint a replacement director that is designated by Foxhill Master Fund;

•	Evan Kaplan will be moved to the class of directors the term of which expires at the 2010 annual meeting of stockholders from his current class the term of which expires at the Annual Meeting;

•
One incumbent director serving in the class of directors the term of which expires at the 2010 annual meeting of stockholders will resign as of the Annual Meeting, and Gary Griffith will be appointed to the Board within fourteen days following the Annual Meeting to such class of directors;

•
Until the earlier to occur of (i) December 31, 2010 and (ii) the date no Foxhill designee is serving as a member of the Board, and Foxhill Master Fund has advised the Issuer in writing that the Issuer is no longer obligated to nominate or appoint a replacement director designated by Foxhill Master Fund to the Board under the Settlement Agreement,

CUSIP NO. 46261V108

o
Foxhill will vote all its shares of Common Stock in support of each slate of directors nominated by the Board (and will not participate in any “withhold the vote” or similar campaign, or support any other nominees other than the slate of directors nominated by the Board);

o	Except for the Foxhill designee, Foxhill will not propose (other than a private proposal to the Board or committee thereof) any candidates for election as directors of the Issuer;

o	Foxhill will not (other than through non-public proposals or nominee suggestions) propose any proxy resolutions or nominees for director for approval by the Issuer’s stockholders;

o
Foxhill will not support (other than by voting its shares of Common Stock other than in an election of directors) any proxy resolutions or conduct any proxy solicitations or seek to advise or influence any person with respect to the voting of the shares of Common Stock against the recommendation of the Board on such matters;

•
Subject to Mr. Traub’s appointment to the Board and the Issuer’s and the Board’s continued compliance with the terms of the Settlement Agreement, Foxhill withdrew its previously announced notice of its intent to nominate directors at the Annual Meeting; and

•	The Issuer will reimburse Foxhill for its reasonable and documented out-of-pocket expenses incurred in the commencement of the proxy contest, in an amount not to exceed $150,000.

The foregoing description of the Settlement Agreement is not complete and is qualified in its entirety by reference to its full text.  A copy of the Settlement Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.  Pursuant to the terms of the Settlement Agreement, a press release was issued on June 3, 2009 (the “Press Release”), announcing the execution of the Settlement Agreement.  A copy of the Press Release is filed as Exhibit 99.2 hereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 62,621,927 shares of Common Stock issued and outstanding as of April 30, 2009, as reported in a Form 10-Q filed by the Issuer with the SEC on May 8, 2009.

A. Foxhill Master Fund

(a)           As of the close of business on June 2, 2009, Foxhill Master Fund beneficially owned 4,166,862 shares of Common Stock.

Percentage: Approximately 6.7%.

CUSIP NO. 46261V108

(b)           1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 4,166,862

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 4,166,862

(c)           Foxhill Master Fund did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 5 to the Schedule 13D.

B. Foxhill Opportunity

(a)           As the general partner of Foxhill Master Fund, Foxhill Opportunity may be deemed to beneficially own the 4,166,862 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 6.7%.

(b)           1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 4,166,862

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 4,166,862

(c)           Foxhill Opportunity did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 5 to the Schedule 13D.

C. Foxhill Offshore

(a)           As the general partner of Foxhill Master Fund, Foxhill Offshore may be deemed to beneficially own the 4,166,862 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 6.7%.

(b)           1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 4,166,862

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 4,166,862

(c)           Foxhill Offshore did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 5 to the Schedule 13D.

CUSIP NO. 46261V108

D. Foxhill GP

(a)           As the general partner of Foxhill Opportunity, Foxhill GP may be deemed to beneficially own the 4,166,862 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 6.7%.

(b)           1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 4,166,862

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 4,166,862

(c)           Foxhill GP did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 5 to the Schedule 13D.

E. Foxhill Capital

(a)           Foxhill Capital, as the investment manager of Foxhill Opportunity, Foxhill Offshore, and Foxhill Master Fund, may be deemed to beneficially own the 4,166,862 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 6.7%.

(b)           1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 4,166,862

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 4,166,862

(c)           Foxhill Capital did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 5 to the Schedule 13D.

F. Neil Weiner

(a)           Neil Weiner, as the managing member of Foxhill GP and Foxhill Capital, may be deemed to beneficially own the 4,166,862 shares of Common Stock owned by Foxhill Master Fund.

Percentage: Approximately 6.7%.

CUSIP NO. 46261V108

(b)           1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 4,166,862

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 4,166,862

(c)           Mr. Weiner did not enter into any transactions in the shares of Common Stock since the filing of Amendment No. 5 to the Schedule 13D.

Each of Foxhill Master Fund, Foxhill Opportunity, Foxhill Offshore, Foxhill GP, Foxhill Capital and Mr. Weiner, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the shares of Common Stock of the Issuer owned in the aggregate by the others.  Each of Foxhill Master Fund, Foxhill Opportunity, Foxhill Offshore, Foxhill GP, Foxhill Capital and Mr. Weiner disclaims beneficial ownership of the shares of Common Stock he/it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 2, 2009, the Issuer and Foxhill entered into the Settlement Agreement as discussed in further detail in Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to include the following exhibits:

Exhibit 99.1
Settlement Agreement, dated June 2, 2009, by and among Foxhill Opportunity Master Fund, L.P., Foxhill Opportunity Fund, L.P., Foxhill Opportunity Offshore Fund, Ltd., Foxhill Capital (GP), LLC, Foxhill Capital Partners, LLC, Neil Weiner and iPass Inc.

Exhibit 99.2	Press Release dated June 3, 2009.

CUSIP NO. 46261V108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 3, 2009	FOXHILL OPPORTUNITY MASTER FUND, L.P.

By: Foxhill Opportunity Offshore Fund Ltd., its general partner
By: Foxhill Capital Partners, LLC, its investment manager

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

FOXHILL OPPORTUNITY FUND, L.P.

By: Foxhill Capital (GP), LLC, its general partner

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

FOXHILL OPPORTUNITY OFFSHORE FUND, LTD.

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Director

FOXHILL CAPITAL (GP), LLC

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

CUSIP NO. 46261V108

FOXHILL CAPITAL PARTNERS, LLC

By:	/s/ Neil Weiner
Name:	Neil Weiner
Title:	Managing Member

/s/ Neil Weiner
Neil Weiner